Correspondence 2


VIA EDGAR

December 8, 2008


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Lincoln Life & Annuity Variable Annuity Account H and Lincoln Life & Annuity Company of New York
         American Legacy Design i4LIFE(R) Advantage (New York)
         File Nos. 811-08441; 333-147710

Ladies and Gentlemen:

Lincoln Life & Annuity Company of New York filed Pre-Effective Amendment No. 1 to the above-reference Form N-4 Registration Statement on December 8, 2008. Pursuant to Rule 461 under the Securities Act of 1933, Lincoln Financial Distributors Inc., the principal underwriter for Lincoln Life & Annuity Variable Annuity Account H [American Legacy Design i4LIFE(R) Advantage (New York)], respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on December 10, 2008, or as soon as possible thereafter.

Sincerely,

/s/ James J. Ryan

James J. Ryan
Senior Vice President